Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended, and deemed filed pursuant to

Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Pinnacle Systems, Inc.

Subject Company: Pinnacle Systems, Inc.

Commission File No. of Subject Company: 000-24784

Media Statement – Patti Hart

The merger between Pinnacle Systems, Inc. and Avid Technology, Inc. offers an excellent opportunity to bring together two companies who are committed to leveraging their significant innovation and technology leadership. We believe that this transaction creates significant value for our shareholders and provides excellent opportunities for continued growth for the combined company.

I’m very proud of our award-winning consumer and professional applications such as Pinnacle Studio, Pinnacle Liquid Edition, Deko and MediaStream. With the addition of Pinnacle Systems rich family of products, Avid will be able to expand the consumer and professional solutions it offers to customers.

We believe that the combination of Pinnacle Systems and Avid Technology will create a strong, global company well-positioned to serve our customers.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Avid plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Avid and Pinnacle plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Avid, Pinnacle, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available.

Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Avid and Pinnacle through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC from Avid by contacting Dean Ridlon, Investor Relations Director for Avid at telephone number 978.640.5309, or from Pinnacle by contacting Deborah B. Demer of Demer IR Counsel, Inc. at telephone number 925.938.2678, extension 224.

Avid and Pinnacle, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding Avid’s directors and executive officers is contained in Avid’s Form 10-K for the year ended December 31, 2004 and its proxy statement dated April 16, 2004, which are filed with the SEC and available free of charge as indicated above. Information regarding Pinnacle’s directors and executive officers is contained in Pinnacle’s Form 10-K for the year ended June 30, 2004 and its proxy statement dated September 30, 2004, which are filed with the SEC and available free of charge as indicated above. The interests of Avid’s and Pinnacle’s respective directors and executive officers in the solicitations with respect to the transactions in particular will be more specifically set forth in the Registration Statement and the Joint Proxy Statement/Prospectus filed with the SEC, which will be available free of charge as indicated above.

Some statements in this announcement may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements, including but not limited to: (i) the possibility that the transaction will not close or that the closing will be delayed due to antitrust regulatory review or other factors, (ii) the challenges and costs of assimilating the operations and personnel of Pinnacle; (iii) the ability to attract and retain highly qualified employees; (iv) competitive factors, including pricing pressures; (v) reaction of customers of Pinnacle and Avid and related risks of maintaining pre-existing relationships of Pinnacle; (vi) fluctuating currency exchange rates; (vii) adverse changes in general economic or market conditions, particularly in the content-creation industry; and (viii) other one-time events and other important factors disclosed previously and from time to time in Avid’s and Pinnacle’s filings with the SEC and to be more specifically set forth in the Joint Proxy Statement/Prospectus to be filed by Avid and Pinnacle with the SEC. Avid and Pinnacle disclaim any obligation to update any forward-looking statements after the date of this release.